October 16, 2009

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.—Mailstop 4720
Washington, D.C.   20549

Attention:             Jim B. Rosenberg, Senior Assistant Chief Accountant
James Peklenk, Staff Accountant
Mary Mast, Senior Accountant

Re:         Heska Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 11, 2009
File No. 000-22427

Ladies and Gentlemen:

Heska Corporation (“Heska” or the “Company”) hereby responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated September 18, 2009 in connection with the above-referenced report on Form 10-K (the “Report”).

For ease of reference by the Staff in reviewing Heska’s responses to each of the comments, each comment is referred to separately by the number set forth in the letter from the Staff dated September 18, 2009 and is also repeated prior to the applicable response.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies

Revenue Recognition, page 29

COMMENT 1:  You disclose that you accept customer returns of certain products where the shelf life has expired by exchanging such “expired product with the same product.”

Please revise your disclosure here and in the financial statements to clarify how you account for returns of expired products and be sure to address the following:

a)           What happens to returned products;

b)           The time period over which you accept returns; and

c)
For those returns that you exchange the product from your inventory, how you account for your estimate of those returns at the time of sale of the product and how you account for returns at the date they are actually returned to you.  Provide us with an analysis supporting your accounting treatment with reference to the authoritative literature you rely upon to support your accounting.  It may also be helpful to provide us with an example showing the journal entries made.

RESPONSE 1:

a)
All expired products returned to Heska are properly disposed of under existing regulations and laws.  Medical instruments, which generally have no expiration date, returned to Heska may be reconditioned and resold, used in a rental service or demonstration capacity, or used for internal purposes, such as on a research and development project.

b)
At the Company’s discretion, we will exchange certain products within 90 days of their expiration for the same product.  Acceptance of medical instrument returns is solely at the Company’s discretion and most accepted returns occur within 45 days of the original sale.

c)
The Company does not believe its reserve for sales returns and allowances is material to its Statement of Operations or its Statement of Financial Position.  We do not permit general returns of products sold.  Certain of our products have expiration dates.  Our policy is to exchange certain outdated, expired products for the same product.  At the time of sale, the price to the customer is fixed; the buyer is obligated to pay us, and the obligation is not contingent on the resale of the product; the buyer’s obligation to pay us is not changed in the event of theft, physical destruction or damage to the product; and we do not have significant obligations to bring about the resale of the product.  Such exchanges primarily occur with our heartworm diagnostic tests and to a lesser extent, our early renal damage detection tests and our feline respiratory vaccines.  At each fiscal year-end, the Company evaluates the adequacy of its sales and returns allowance based on the previous four quarters of actual activity.  The purpose of the accrual at each year-end is to increase the Company’s cost of goods sold for the estimated cost of the exchanged outdated, expired product expected to be returned in the future based on historical patterns and to reduce revenue for the estimated discretionary instrument returns in the future based on historical experience.  We sell these products to a large number of individual veterinarians, and have done so for several years.  The amount of expired product returned to us is dependent upon the ability of these numerous veterinarians to use the products in their practice before the expiration date.  To date, the number of returns has not been significant relative to revenue and has not differed materially from our expectations.  We do not believe that other reasonably likely assumptions would result in materially different estimates.

COMMENT 2:  We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved.  As such, please revise your disclosure to include the following:

a)
The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b)
The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

c)
To the extent that information you consider in b) is quantifiable, discuss both quantitative and qualitative information and discuss the extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand).  For example, in discussing your estimate of product that may be returned, consider disclosing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d)
If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level.  Discuss your revenue recognition policy for such shipments.

e)	A roll forward of the liability for each estimate for each period presented showing the following:

•	Beginning balance,
•	Current provision related to sales made in current period,
•	Current provision related to sales made in prior periods,
•	Actual returns or credits in current period related to sales made in current period,
•	Actual returns or credits in current period related to sales made in prior periods, and
•	Ending balance.

f)
In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction in gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

RESPONSE 2:

a)
The Company does not believe its reserve for sales returns and allowances is material to its Statement of Operations or its Statement of Financial Position.  At December 31, 2008 and June 30, 2009, we maintained an accrual for instrument sales returns and allowances of approximately $37,000 and $37,000, respectively.  During the twelve months ended December 31, 2008, and the six months ended June 30, 2009, returns totaled $297,000 and $72,000, respectively, representing approximately 0.4% and 0.2%, respectively, of our Core Companion Animal Health revenue.  As most returns are for medical instruments and most accepted instrument returns occur within 45 days, one can consider a half a quarter's sales are "at risk" at a given balance sheet date as a rule of thumb.  Our actual calculation applies the historical rolling four quarter average of instrument returns as a percentage of revenue to the most recent quarter's sales to determine the proper accrual needed at a period end, which we consider to be conservative.  In addition, a liability of $18,000 was maintained for the cost of expired product expected to be returned for exchange at each respective date.  During the twelve months ended December 31, 2008 and the six months ended June 30, 2009, the Company exchanged expired product with a cost totaling approximately $17,800 and $21,900, respectively.  Through June 30, 2009, our returns experience is consistent with our expectations at that date, and has not indicated that our reserves at that date should have been a significantly different amount.

b)	The Company utilizes a rolling four quarter average based on historical data to determine the level of reserve necessary for both expired product and instrument returns.

c)
The Company has been selling its dated products for a number of years and has developed a significant database of actual historical results.  The Company believes use of this historical data is the most appropriate calculation for the liability that exists at any balance sheet date for product in the field.  The Company's liability for expired product returns is also calculated using a rolling four quarter average of actual activity.  Our policy limits the return of medical instruments to discretionary situations.  Most accepted returns occur within 45 days of the original sale and therefore we believe the use of a rolling four quarter average is most appropriate for the calculation of any reserve needed at a given balance sheet date.

d)
The Company does not believe that any of its promotions and programs generate inventory levels at our customers in excess of their normal course of business and therefore we believe additional disclosure is not relevant at this time.

e)
We believe our current disclosures are adequate based on the significance of the dollar amounts involved.  Our reserve for product returns which is recorded as a reduction of gross revenue is based on a rolling four quarter average of instruments returned for credit.  At December 31, 2008 and June 30, 2009, the balance was approximately $37,000 and $37,000, respectively, or 0.4% and 0.2% of Core Companion Animal Health revenue based on the four quarter rolling average.

f)
The Company does not believe additional discussions within the results of operations related to the reserves and liabilities discussed above are necessary to assure the presented information is meaningful to the reader.  The Company had no other items which reduced gross revenue as of December 31, 2008 or June 30, 2009.  In the Company’s normal operations, chargebacks are infrequent and reductions resulting from programs utilizing customer cash rebates or certificates are also used infrequently as marketing programs.  Our disclosures are intended to allow the reader to understand the types of items that may be reductions of gross revenue at any point in time.

Item 9A.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 66

COMMENT 3:  You state that “Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are adequate to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding disclosure.”  It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective.  Please confirm in your response, if true, that your Disclosure Controls and Procedures at December 31, 2008 and subsequent quarters were effective and confirm that you will revise future filings accordingly.

RESPONSE 3:  We believe our disclosure controls and procedures were effective at December 31, 2008 and for subsequent quarters.

In interpreting our obligations under Regulation S-K, Item 307 “Disclosure controls and Procedures”, we considered the text of Item 308 “Internal control over financial reporting”, specifically Item 308(3).  The first sentence of Item 308(3) reads, “Management’s assessment of the effectiveness of the registrant’s internal control over financial reporting as of the end of the registrant’s most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.”  The italicized language would be meaningless if the only possible results of management’s required evaluation of its internal controls discussed in Item 308(2) were that the internal controls were “effective” or “not effective”.  We must assume that the italicized language is there for a reason and therefore that other outcomes may result from the required evaluation.  At the risk of oversimplification, one could consider a continuum of outcomes ranging from “wholly inadequate” at the low end to a likely unattainable “perfect” at the high end.  In order to comply with the italicized language, we are required to pick a point in this continuum above which we conclude the internal controls are “effective” and below which we conclude the internal controls are “not effective”.

Item 307 discusses a required evaluation for disclosure controls which mirrors the required evaluation of internal controls discussed in Item 308(2), as well as a reporting requirement for disclosure controls which mirrors the reporting requirement for internal controls discussed in Item 308(3) (“Disclose the conclusions…regarding the effectiveness of the registrant’s disclosure controls and procedures…”).  Both section 307 and 308(3) require reporting as to the “effectiveness” of controls and procedures, but section 307 does not contain any mirror language similar to the italicized language discussed above (“including a statement as to whether or not … control … is effective”).  In accordance with our discussion of the necessity of the italicized language above, we believe the lack of a similar statement in section 307 leaves open the full continuum of potential outcomes from the required evaluation of disclosure controls.  This stands in contrast to the broad “effective” or “not effective” conclusion forced by the italicized language of 308(3).  We believe this allows us to communicate a more specific result of our evaluation for disclosure controls, enhancing the reader’s understanding of our disclosure controls as opposed to a simple disclosure of whether our result falls on one side or another of a given point on the continuum of potential outcomes.  We also believe this approach is consistent with the shorter and more general language used in Section 307 for disclosure controls as opposed to the longer and more prescriptive language used in Section 308 for internal controls.  These are the reasons we have chosen the word “adequate” referenced in your question.

It is also worth noting that the term “adequate” was carefully chosen.  We take our legal and regulatory obligations very seriously and have done our best to thoughtfully follow our obligations in this area.  We believe a precedent has been set by past rules, statements and actions.  Our consideration of the term “adequate” dates back to 2002, when we considered the following sentence: “The new rules will ensure that an issuer also has a responsibility to maintain adequate disclosure controls and procedures, so that its principal executive and financial officers can supervise and review these periodic evaluations and report the results to security holders through the issuer’s Exchange Act reports.” [emphasis added] (SEC Final Rule: Certification of Disclosure in Companies’ Quarterly and Annual Reports, Effective Date August 29, 2002).  We also note that in announcing civil litigation with Siebel Systems, Inc., the SEC issued a litigation release with the following second headline: “SEC also charges Siebel with failing to maintain adequate disclosure controls and procedures” [emphasis added] (Litigation Release No. 18766, June 29, 2004).  In addition, in instituting a settlement with Robert C. Guccione, the first statement of the SEC’s summary was “This proceeding arises out of Guccione’s failure to establish and maintain adequate disclosure controls and procedures at Penthouse International, Inc. (“Penthouse”or the “Company”) required by the certification rule adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.” [emphasis added] (Admin. Proc. File No. 3-11800, January 24, 2005).

In summary, we believe our use of the word “adequate” regarding our internal controls is appropriate and provides useful information to our investors and potential investors.  We would not favor an approach which required registrants to have only one of two possible conclusions regarding their disclosure controls (i.e. “effective” or “not effective”), as we believe this eliminates the nuances of potential outcomes along the continuum and will ultimately prevent an investor who is interested in such information from gauging the relative strength of disclosure controls at different entities.  However, should the SEC adopt language requiring the use of “effective” or “not effective” in relation to disclosure controls (e.g. by adding “, including a statement as to whether or not the registrant’s disclosure controls and procedures are effective” prior to the last period in Section 307), we would comply and report our disclosure controls and procedures as “effective”, assuming this was a true statement.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 970-493-7272, extension 4105, if you have any questions regarding the responses to the Staff’s comment letter.

Sincerely,
/s/ Jason Napolitano JASON NAPOLITANO Executive Vice President, Chief Financial Officer and Secretary